SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Three year period ending December 31, 2006.

FORM U-12(I)-B/A (THREE-YEAR STATEMENT AMENDMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding
Company Act of 1935 by a Person Regularly Employed or
Retained by a Registered Holding Company or a Subsidiary
Thereof and Whose Employment Contemplates only Routine Expenses as Specified in Rule 71(b)

        On April 4, 2004, LeBoeuf, Lamb, Greene & MacRae, L.L.P. filed a Three-Year Statement on Form U-12(I)-B with the Securities and Exchange Commission. This filing serves as an amendment to that statement.

1.     Name and Business address of person filing statement.

        LeBoeuf, Lamb, Greene & MacRae, L.L.P. (“LLGM”), 125 West 55th Street, New York, NY 10019; 1000 Main Street, Suite 2550, Houston, TX 77002-5009; 1875 Connecticut Avenue, N.W., Washington, D.C., 20009-5728.

2.     Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

        New York: Sheri E. Bloomberg, William S. Lamb, Robert M. Lamkin and Liza H. Moses.

        Washington: Lawrence G. Acker, Samuel Behrends IV, Elias G. Farrah, Charles L. Landgraf, Catherine P. McCarthy, Markian M.W. Melnyk, Sonia Mendonca, Rebecca J. Michael, Bruce W. Neely, Brian D. O’Neill and Roshini Thayaparan.

3.    Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

        AGL Resources Inc. and its subsidiaries
        Emera Inc. and its subsidiaries
        Energy East Corp. and its subsidiaries
        Enron Corp. and its subsidiaries
        E.ON AG and its subsidiaries
        National Grid Transco plc and its subsidiaries
        Northeast Utilities and its subsidiaries
        Pepco Holdings, Inc. and its subsidiaries
        Unitil Corporation and its subsidiaries

4.    Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

        Legal counsel for matters under the Public Utility Holding Company Act of 1935 and/or the Federal Power Act. Assistance with matters before the U.S. Congress.

5.    (a)     Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

        See Exhibit A, submitted in the April 1, 2004 filing on form U-12(I)-B.

        (b)     Basis for compensation if other than salary.

        Hourly billing rates plus routine expenses.

6.    Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

        (a)        Total amount of routine expenses charged to client:

        See Exhibit A, submitted in the April 1, 2004 filing on form U-12(I)-B.

        (b)        Itemized list of all other expenses:

        No other expenses.

Date: July 1, 2005	LeBoeuf, Lamb, Greene & MacRae, L.L.P. By: /s/ Markian M. W. Melnyk Markian M. W. Melnyk, Partner